Exhibit 21.1

SUBSIDIARIES OF MACH NATURAL RESOURCES LP

Name of Subsidiary	Jurisdiction of Organization
Mach Natural Resources Intermediate LLC	Delaware
Mach Natural Resources Holdco LLC	Delaware
BCE-Mach LLC	Delaware
BCE-Mach II LLC	Delaware
BCE-Mach III LLC	Delaware